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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

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                  Transportation Technologies Industries, Inc.
                            (Name of Subject Company)

                  Transportation Technologies Industries, Inc.
                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $0.01 per share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    479477101
                      (CUSIP Number of Class of Securities)




                                 Thomas M. Begel
                      President and Chief Executive Officer
                  Transportation Technologies Industries, Inc.
                       980 N. Michigan Avenue, Suite 1000
                             Chicago, Illinois 60611
                                 (312) 280-8844

            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

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                                   Copies to:

           Joseph A.Coco, Esq.                  Dennis S. Hersch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP         Davis Polk & Wardwell
            Four Times Square                    450 Lexington Avenue
        New York, New York 10036                New York, New York 10017
        Telephone: (212) 735-3000              Telephone: (212) 450-4000
       Telecopier: (212) 735-2000              Telecopier: (212) 450-4800



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 3, 2000, by Transportation Technology Industries, Inc., a Delaware corporation, (the "Company"), relating to the joint tender offer by Transportation Acquisition I Corp., the Company, Thomas M. Begel, James
D. Cirar, Timothy A. Masek, Donald C. Mueller, Camillo M. Santomero III, Kenneth
M. Tallering and Andrew M. Weller to purchase all outstanding shares of common stock, including the associated preferred share purchase rights, of the Company (the "Shares") at a price of $21.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

Item 8.    Additional Information

     Item 8 is amended by adding the following paragraph immediately after the final paragraph thereof:

     (d) Precommencement Communications. Reference is made to the joint press release issued by the Company and Transportation Acquisition I Corp. on January 31, 2000 and filed by the Company on Schedule 14D-9 as a preliminary communication made before the commencement of a tender offer (the "January 31 Press Release"). The January 31 Press Release included a statement by the Company that (i) certain statements made in the January 31 Press Release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, (ii) such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward-looking statements, and (iii) the Company assumes no responsibility to update any of the forward-looking statements contained in the January 31 Press Release. The Company acknowledges that the Private Securities Litigation Reform Act of 1995 does not apply to tender offers subject to Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 9, 2000


                                    TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.


                                    By: /s/  Kenneth M. Tallering
                                        ---------------------------------------
                                         Name:  Kenneth M. Tallering
                                         Title: Vice President, General Counsel
                                                and Secretary